Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

OPAL HOLDINGS, LLC,

OPAL MERGER SUB, INC.

and

WINN-DIXIE STORES, INC.

Dated as of December 16, 2011

Exhibits

Exhibit A	Form of Articles of Incorporation of the Surviving Corporation
Exhibit B	Form of Bylaws of the Surviving Corporation

INDEX OF DEFINED TERMS

Definition	Location
Accounting Change Documents	5.14
Acquisition Proposal	5.3
Action	3.9
Adverse Recommendation Change	5.3
Affiliate	8.3
Affiliated group	3.14
Agreement	Preamble
Alternative Acquisition Agreement	5.3
Articles of Merger	1.3
BI-LO Holding	5.11
Book-Entry Shares	2.3
Breakup Fee	7.3
Business Day	8.3
Certificates	2.3
CIC Payment	3.11
Closing	1.2
Closing Date	1.2
Closing Failure Fee	7.3
Code	2.4
Company	Preamble
Company Board	Recitals
Company Bylaws	3.1
Company Charter	3.1
Company Disclosure Letter	Article III
Company Equity Plans	2.2
Company Intellectual Property	3.18
Company Plans	3.11
Company Registered IP	3.18
Company SEC Documents	3.6
Company Severance Plan	5.9
Company Shareholder Approval	3.4
Company Shareholders Meeting	5.4
Company Stock Awards	3.2
Company Stock Option	2.2
Company Stock Plans	2.2
Confidentiality Agreement	5.5
Continuation Period	5.9
Contract	3.5
control	8.3
Debt Financing	4.7
Debt Financing Commitments	4.7
Disclosed Conditions	4.7
Dissenting Shares	2.5

Definition	Location
Effective Time	1.3
Employee	5.9
Environmental Law	3.13
Equity Financing	4.7
Equity Financing Commitment	4.7
ERISA	3.11
ESPP	2.2
Exchange Act	3.5
FBCA	Recitals
Fee Letter	4.7
Financing	4.7
Financing Commitments	4.7
Financing Sources	8.3
GAAP	3.6
Governmental Entity	3.5
Gross-Up Payment	3.11
Guarantor	Recitals
Hazardous Substance	3.13
HSR Act	3.5
Indebtedness	8.3
Indemnified Persons	5.10
Intervening Event	5.3
IRS	3.11
knowledge	8.3
Law	3.5
Leased Real Property	3.17
Lender	4.7
Liens	3.2
Limited Guarantee	Recitals
Material Adverse Effect	8.3
Material Contract	3.15
Measurement Date	3.2
Merger	Recitals
Merger Consideration	2.1
Merger Sub	Preamble
Nasdaq	3.5
New Plans	5.9
Nonqualified Deferred Compensation Plan	3.11
Old Plans	5.9
Outside Date	7.1
Owned Real Property	3.17
Parent	Preamble
Parent Material Adverse Effect	8.3
Parent Parties	8.3
Paying Agent	2.3

v

Definition	Location
Payment Fund	2.3
PBGC	3.11
Permits	3.10
Permitted Liens	3.17
Person	8.3
Proxy Statement	5.4
Refinancing	4.7
Related Party	3.21
Representatives	5.3
Required Information	5.11
RSU	2.2
Securities Act	3.5
Shares	2.1
Solvent	4.9
Special Committee	Recitals
Sponsor	4.7
Subsidiary	8.3
Superior Proposal	5.3
Surviving Corporation	1.1
Takeover Laws	3.19
Tax Returns	3.14
Taxes	3.14
Vacation Policy	5.9
Willful and Material Breach	7.2

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 16, 2011, between OPAL HOLDINGS, LLC, a Delaware limited liability company (“Parent”), OPAL MERGER SUB, INC., a Florida corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and WINN-DIXIE STORES, INC., a Florida corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving, on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting on the unanimous recommendation of the special committee of the Company Board (the “Special Committee”), has unanimously (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (b) adopted this Agreement in accordance with the Florida Business Corporation Act (the “FBCA”), and (c) recommended that the shareholders of the Company approve this Agreement;

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that it is in the best interests of Merger Sub and its sole shareholder, Parent, and declared it advisable, to enter into this Agreement, (b) adopted this Agreement in accordance with the FBCA, and (c) recommended that its sole shareholder, Parent, approve this Agreement;

WHEREAS, the sole member of Parent has unanimously approved this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Lone Star Fund V (U.S.), L.P. (the “Guarantor”) has provided a limited guarantee (the “Limited Guarantee”) to the Company with respect to certain of Parent’s obligations under this Agreement;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the FBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent.

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) at the New York offices of Gibson, Dunn & Crutcher LLP, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file articles of merger (the “Articles of Merger”) with the Department of State of Florida, executed in accordance with the relevant provisions of the FBCA, and, as soon as practicable on the Closing Date, shall make any and all other filings or recordings required under the FBCA to be made on the Closing Date. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Department of State of Florida or at such other date or time on or after the date of filing of the Articles of Merger as Parent and the Company shall agree in writing and shall specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and in the relevant provisions of the FBCA.

SECTION 1.5 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company shall be amended so that they read in their entirety as set forth in Exhibit A, and, as so amended, shall be the articles of incorporation of the Surviving Corporation until thereafter amended.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended so that they read in their entirety as set forth in Exhibit B, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended.

SECTION 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

SECTION 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b)) shall thereupon be converted automatically into and shall thereafter represent the right to receive $9.50 in cash, without interest, and subject to deduction for any required withholding Tax (the “Merger Consideration”), and shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration in accordance with Section 2.3, without interest.

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(d) If at any time during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company shall be changed into a different number of shares or a different class or shall have different terms, as a result of any reclassification, recapitalization, stock split (including a reverse stock split), subdivision, combination, exchange, stock dividend, stock distribution, or any other similar event, then the Merger Consideration shall be equitably adjusted to reflect such event so as to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this paragraph (d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 2.2 Treatment of Options and Other Equity-Based Awards.

(a) Except as provided below, at the Effective Time, each option (each, a “Company Stock Option”) to purchase Shares granted under the 2012 Equity Incentive Plan, the 2010 Equity Incentive Plan or the 2007 Equity Incentive Plan (the “Company Stock Plans”) that is outstanding immediately prior to the Effective Time and that is vested or that, upon consummation of the Merger, will automatically vest in accordance with its terms, shall be cancelled and converted into the right to receive an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess (if any) of the Merger Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option; provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof. Notwithstanding the foregoing, any Company Stock Options attributable to outperformance awards (as defined in the Company Stock Plans or award agreements thereunder) that are unvested at the Effective Time and that are not automatically vested pursuant to their terms by virtue of the Merger shall be forfeited as of the Effective Time, without any consideration paid to the option holder.

(b) Except as provided below, at the Effective Time, each restricted stock unit (“RSU”) granted under the Company Stock Plans that is outstanding immediately prior to the Effective Time and that is vested or that, upon consummation of the Merger, will automatically vest in accordance with its terms, shall become fully vested with respect to 100% of the Shares set forth in the terms of the agreement granting such RSU and shall be cancelled and converted into the right to receive an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the Merger Consideration for each such fully earned and vested RSU. Notwithstanding the above, any RSUs attributable to outperformance awards that are unvested at the Effective Time and that are not automatically vested pursuant to their terms by virtue of the Merger shall be forfeited as of the Effective Time, without any consideration paid to the holder thereof.

(c) Promptly after the execution of this Agreement, the Company shall mail to each holder of Company Stock Options and RSUs a letter describing the treatment of and payment for such Company Stock Options or RSUs pursuant to this Section 2.2 and providing instructions for use in obtaining payment for such Company Stock Options or RSUs. Parent shall, and shall cause the Surviving Corporation to, at all times from and after the Effective Time maintain sufficient liquid funds to satisfy their obligations to holders of Company Stock Options and RSUs pursuant to this Section 2.2.

(d) As of the Effective Time, any then current offering period under the Company’s Employee Stock Purchase Plan (“ESPP”) shall be terminated and any unused cash returned (without interest) to the ESPP participants, and no further Shares shall be purchased thereunder.

(e) The Company shall take all reasonable actions necessary to ensure that, as of the Effective Time, the Company Stock Plans and any agreements thereunder, together with the ESPP and any other equity-based compensation or benefit plan (collectively, the “Company Equity Plans”) shall be terminated, and all Company Stock Options, RSUs, and any other equity-based awards shall be cancelled, at the Effective Time. After the Effective Time, no holder of a Company Stock Option, RSU, or other equity-based award or any participant in any Company Equity Plan shall have any rights to acquire the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, or any other rights with respect thereto, except the right to receive the payment contemplated by this Section 2.2 in cancellation and settlement thereof.

(f) As promptly as practicable following the Effective Time and in any event not later than the third Business Day thereafter, Parent or the Surviving Corporation shall pay (at Parent’s option, through the Company’s payroll system or through the Paying Agent) the amounts due and payable under this Article II to each holder of Company Stock Options and RSUs.

(g) The Chief Executive Officer of the Company has not vested in the deferred compensation units granted to him under the Winn-Dixie Stores, Inc. 2006 Deferred Compensation Plan, as amended, and such units shall be cancelled and forfeited at the Effective Time without any current or future consideration therefor.

SECTION 2.3 Exchange and Payment.

(a) Prior to the Effective Time, Parent shall (i) select a bank or trust company reasonably acceptable to the Company to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion. At the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, in trust for the benefit of holders of Shares, cash in an amount sufficient to pay the aggregate Merger Consideration in accordance with this Article II (such cash, the “Payment Fund”). Except as otherwise provided in this Agreement, the Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II.

(b) Promptly after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate (the “Certificates”) and, if required, each holder of uncertified Shares represented by book entry (the “Book-Entry Shares”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, or in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and which letter shall be in customary form and contain such other provisions as Parent or the Paying Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share (subject to deduction for any required withholding Tax), and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration.

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such tax is not applicable.

(d) Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof pursuant to this Agreement.

(e) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to any Person under this Agreement and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of such Persons to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Section 2.3(f). Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Any portion of the Payment Fund that remains undistributed to the holders of Certificates or Book-Entry Shares six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any remaining holders of Certificates or Book-Entry Shares shall thereafter look only to the Surviving Corporation as general creditors thereof for payment of the Merger Consideration (subject to abandoned property, escheat or other similar laws).

(h) None of Parent, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Person in respect of any portion of the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to the date on which the related Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

SECTION 2.4 Withholding Rights. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration payable to any holder of Shares, Company Stock Options, RSUs or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.5 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, if and to the extent appraisal rights are available in the Merger to holders of Shares pursuant to Section 607.1302 of the FBCA, then:

(a) any Shares issued and outstanding immediately prior to the Effective Time for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) is entitled to demand and has demanded the appraisal of such Shares in accordance with, and has complied in all respects with, Section 607.1302 of the FBCA (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1 and, instead, shall be treated in accordance with Section 607.1323 of the FBCA;

(b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 607.1302 of the FBCA;

(c) notwithstanding the provisions of Section 2.5(a) and (b), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s Shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration in accordance with Sections 2.1 and 2.3;

(d) the Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, any withdrawals of such demands and any other instrument served on the Company relating to rights to appraisal and (ii) the right to participate in and direct all negotiations and proceedings with respect to such demands for appraisal; and

(e) the Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such appraisal demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (a) in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Article III to which the relevance of such information is readily apparent on its face) or (b) in the Company SEC Documents filed on or after December 1, 2010 and publicly available as of the date of this Agreement (excluding any disclosures set forth in any “risk factor” section, and in any section relating to forward looking statements), provided, that this clause (b) shall not apply to Sections 3.1, 3.2, 3.4, 3.5, 3.19, 3.20, 3.22 and 3.23, the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority, in all material respects, to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to Parent by posting in the Company’s electronic data room true and complete copies of the Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the articles of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries, and each as so delivered is in full force and effect. The Company is not in material violation of any provision of the Company Charter or Company Bylaws.

SECTION 3.2 Capital Stock.

(a) Company Stock.

(i) The authorized capital stock of the Company consists of 400,000,000 Shares and no shares of preferred stock. As of the close of business on December 14, 2011 (the “Measurement Date”), (A) 56,663,030 Shares (excluding treasury shares) were issued and outstanding, (B) 0 Shares were held by the Company in treasury and 112,607 Shares were owned by the Company’s wholly-owned Subsidiaries, and (C) 11,394,674 Shares were reserved for issuance pursuant to the Company Stock Plans (of which 4,302,373 Shares were subject to outstanding Company Stock Options and 2,236,848 Shares were subject to outstanding RSUs).

(ii) All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be when issued, duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the FBCA, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound. Other than as set forth in paragraph (i) above, no shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. All shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”).

(iii) Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of the Company or such Subsidiary on any matter. Except as set forth above in this paragraph (a) and except for changes since the close of business on the Measurement Date resulting from the exercise of Company Stock Options described in Section 3.2(b), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(iv) There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or to which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(b) Company Stock Awards.

(i) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of outstanding Company Stock Options, RSUs, rights to purchase Shares under the ESPP, and other similar rights to purchase or receive Shares granted under the Company Equity Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of Shares subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof.

(ii) Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Company Stock Option is no less than the fair market value of a Share as determined on the date of grant of such Company Stock Option. The Company has made available to Parent true and complete copies of all Company Stock Plans and the forms of all stock option agreements evidencing outstanding Company Stock Options and restricted stock agreements evidencing outstanding RSUs. The Company Board’s compensation committee, as the administrator of the Company Equity Plans, has determined (within its discretion as the administrator of the Company Equity Plans) that the Company Stock Options (whether in-the-money or out-of-the-money) and RSUs can be involuntarily cancelled without the award holder’s consent upon consummation of the Merger in accordance with Section 2.2.

SECTION 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it or any of its Subsidiaries under any obligation to form or participate in, provide funds to, or make any loan, capital contribution, guarantee, credit enhancement or other investment in any Person.

SECTION 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the approval of this Agreement by the holders of a majority of the outstanding Shares (the “Company Shareholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, acting on the unanimous recommendation of the Special Committee, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are in the best interests of the Company and its shareholders, (ii) adopting, in accordance with the FBCA, and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the shareholders of the Company for approval, and (iv) recommending that the Company’s shareholders vote in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3.

(c) The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of transactions contemplated hereby other than the Merger.

SECTION 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation under, or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, or the articles of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, obligation, undertaking or other binding arrangement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of The Nasdaq Stock Market (“Nasdaq”) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (together with the rules and regulations promulgated thereunder, the “HSR Act”), (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”), (iii) the filing of the Articles of Merger with the Department of State of Florida as required by the FBCA, (iv) any filings and approvals required under the rules and regulations of Nasdaq, and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since December 1, 2008 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and all other applicable federal securities Laws (including the rules and regulations promulgated thereunder), and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) forming part of the Company SEC Documents (i) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the end of the Company’s most recently completed fiscal year, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) Since December 1, 2008, the Company has maintained disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) and a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), in each case sufficient to satisfy the requirements of the Exchange Act and such rules. Since December 1, 2008, the Company has disclosed to the Company’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. A true and complete copy of all such disclosures has been previously made available to Parent.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(e) Since December 1, 2008, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

SECTION 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, of a type required to be recorded or reflected on a balance sheet under GAAP, that have had or would reasonably be expected to have a Material Adverse Effect, except (a) to the extent accrued or reserved against in the most recent consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the footnotes thereto) included in the Company SEC Documents filed prior to the date hereof, (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet, and (c) for liabilities and obligations expressly contemplated by this Agreement.

SECTION 3.8 Absence of Certain Changes or Events. From June 29, 2011 through the date hereof: (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects; (b) there has not been any change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (c) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1 (other than paragraph (h) and (j) thereof). Since June 29, 2011, the Company and its Subsidiaries have not made any capital expenditures that were in excess of previously budgeted amounts as contemplated by the Company’s fiscal 2012 annual operating plan.

SECTION 3.9 Litigation. As of the date hereof, there is no action, suit, claim, arbitration, investigation or other proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action commenced by a Person that is not a Governmental Entity that (a) does not involve an amount in controversy that is material to the Company and its Subsidiaries, taken as a whole, and (b) does not seek material injunctive or other non-monetary relief against the Company or any of its Subsidiaries. There is no Action pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any material outstanding judgment, order, injunction, rule or decree of any Governmental Entity. As of the date hereof, there is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

SECTION 3.10 Compliance with Laws. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries are and, at all times since December 1, 2008 have been, in compliance with all Laws applicable to their businesses, operations, properties or assets. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or any of its Subsidiaries has received, since December 1, 2008, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries have in effect all permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time, or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

SECTION 3.11 Benefit Plans.

(a) The Company has provided to Parent a true and complete list of each material (i) “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) stock purchase, stock option, phantom stock or other equity-based plan, and (iv) severance, facility closing, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, death benefit, cafeteria, vacation, and other material employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor), whether formal or informal, (x) under which any current or former employee, director, or consultant of the Company or its Subsidiaries has any rights to material compensation or benefits from the Company or any of its Subsidiaries or (y) for which the Company or any Subsidiary has any material liability or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement, insurance policy or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description and other material written communications (or a description of any material oral communications) by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan, (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements (or if none, the latest cost summaries, including any Form 990 or 990T filings), and (C) actuarial valuation reports, (v) nondiscrimination testing results, (vi) forms of Company Equity Plan award agreements, (vii) correspondence in connection with any material government audit or investigation, excise tax, funding waiver, closing agreement or correction program, (viii) information relating to any material pending or threatened litigation or other legal proceeding involving a Company Plan, and (ix) any self-help analysis, reports of outside consultants or auditors, or similar materials examining actual or potential liabilities with respect to any Company Plan. Section 3.11(a) of the Company Disclosure Letter sets forth the maximum aggregate Gross-Up Payments that may be triggered by the consummation of the transactions contemplated hereby, assuming an involuntary termination of all eligible employees without cause as of March 31, 2012.

(b) With respect to the Company Plans:

(i) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Law, (B) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan, and (C) all contributions required to be made under the terms of any Company Plan have been timely made;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii) no Company Plan is subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code;

(iv) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS, the SEC or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans (other than routine, uncontested claims for benefits), nor, to the knowledge of the Company, are there facts or circumstances that exist that could reasonably give rise to any such Actions;

(v) any Company Plan providing death benefits is fully insured (other than the Company’s 401(k) plan);

(vi) no Company Plan is a multiple employer plan (as defined in Code Section 413) or a “multiemployer plan” (within the meaning of ERISA section 3(37)) to which the Company, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o)) has any liability or has contributed (or had at any time contributed or had an obligation to contribute);

(vii) with respect to each Company Plan or similar plan currently or formerly maintained or contributed to (or required to be contributed to) by the Company, a Subsidiary, or any current or former member of their Controlled Group, to the knowledge of the Company, no event has occurred and no condition exists that on or after the Effective Time could subject the Company, Parent or Surviving Corporation, directly or indirectly, to any material liability (including material liability under any indemnification agreement) under Section 412, 413, 4971, 4975 or 4980B of the Code or Section 302, 502, 515, 601, 606 or Title IV of ERISA;

(viii) no Company Plan provides for any post-employment welfare benefits; and with respect to any Company Plan that provides retiree welfare benefits, (A) such plans can be amended or terminated at any time, and (B) the FAS 106 liabilities of the Company or its Subsidiaries and the assumptions used therefor accurately reflect the costs associated with the rights and benefit of all plan participants;

(ix) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) none of the Company and its Subsidiaries or members of their Controlled Group has incurred any direct or indirect liability under ERISA or the Code in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan, and (B) no fact or event exists that would reasonably be expected to give rise to any such liability;

(x) none of the Company Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit, the deemed satisfaction of goals or conditions, the release or modification of any indebtedness, or the acceleration of the funding, payment or vesting of a benefit determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby (“CIC Payment”);

(xi) no Company Plan provides for any gross-up payment for any excise tax imposed by or relating to Code Section 280G or 4999 (“Gross-Up Payment”);

(xii) any Gross-Up Payment provided under the Company’s Executive Severance Plan is based solely on the severance pay and benefits payable under such Executive Severance Plan, and does not provide for any Gross-Up Payment relating to any accelerated vesting or payout under any Company Equity Plan or attributable to any other CIC Payment; and any Company Equity Plan acceleration or other CIC Payment is not counted in determining whether or not any Executive Severance Plan participant is entitled to any Gross-Up Payment with respect to any compensation or benefits provided under the Executive Severance Plan; and

(xiii) no Company Plan has any unfunded benefits that are not fully reflected in the Company’s audited financial statements (including without limitation, any accruals or reserves or other provisions for any liabilities that may be triggered upon a change in control).

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code.

SECTION 3.12 Labor Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are and have been since December 1, 2008, in compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers’ compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Since December 1, 2010, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any material labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b) As of the date hereof no employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. As of the date hereof, to the knowledge of the Company, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. As of the date hereof, there are no (i) material unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

SECTION 3.13 Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) since December 1, 2006, the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) since December 1, 2006, neither the Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by the Company or any of its Subsidiaries and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such current or former properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; (v) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to or, to the knowledge of the Company, are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vi) neither the Company nor any of its Subsidiaries is currently subject or party to any agreement, order, judgment or decree by or with any Governmental Entity or third party pursuant to which the Company or any of its Subsidiaries has assumed, incurred or suffered any liability or obligation under any Environmental Law. Copies of all material environmental site assessment reports (including any material Phase I or Phase II reports), material investigation, remediation or compliance studies, or material audits, assessments or similar documents which are in the possession, custody or control of either the Company or its Subsidiaries and relate to the environmental conditions at any property currently or formerly owned or leased by either the Company or its Subsidiaries have been provided to Parent.

(b) As used herein, “Environmental Law” means any Law relating to (i) protection of human health and environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land or any other natural resource), and (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or otherwise regulated under any applicable and relevant Environmental Law, including petroleum.

(d) This Section 3.13 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 3.13.

SECTION 3.14 Taxes.

(a) Each of the Company and its Subsidiaries and any consolidated, combined, unitary, affiliated or aggregate group of which the Company or any of its Subsidiaries is or has since December 31, 2004 been a member (an “Affiliated group”), has timely filed all income Tax Returns and all other material Tax Returns required to be filed by it and each such return was complete and correct in all material respects. Each of the Company and each of its Subsidiaries and any Affiliated group has timely paid or caused to be timely paid all Taxes shown on such Tax Returns to be due with respect to the taxable periods covered by such Tax Returns (including material Taxes for which no Tax Returns are required to be filed) and all other material Taxes as are due. The Company and its Subsidiaries have accrued (in accordance with GAAP) all material Taxes required to be accrued by them.

(b) No Tax Return of the Company or any of its Subsidiaries or, to the knowledge of the Company, any Affiliated group is under audit or examination by any taxing authority with respect to any material Taxes, and no written notice of such an audit or examination has been received by the Company or any of its Subsidiaries with respect to any material Taxes.

(c) There is no currently effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes. Neither the Company nor any of its Subsidiaries is party to or bound by any written Tax sharing agreement, Tax indemnity obligation or similar arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other similar agreement related to Taxes), excluding any agreement or arrangement (i) entered into in the ordinary course of business and the principal subject of which is not Taxes or liability for Taxes, (ii) among the Company or any of its Subsidiaries that has been listed on Section 3.14(c) of the Company Disclosure Letter or (iii) where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification.

(d) No material Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and Liens for Taxes that are being contested in good faith and for which adequate reserves are maintained in the financial statements of the Company included in the Company SEC Documents.

(e) Except as required in connection with the Company’s adoption of the first-in, first-out method of accounting pursuant to Section 5.14, neither the Company nor any of its Subsidiaries has agreed to, requested, or is required to include any material adjustment under Section 481 of the Code (or any corresponding provision of state, local, or foreign law) by reason of a change in accounting method or otherwise, which adjustments would apply after the Effective Time.

(f) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign Tax Laws) and have, within the time and the manner prescribed by Law, withheld from and paid over to the proper Governmental Entities all material amounts required to be so withheld and paid over under applicable Laws.

(g) The Company was not, at any time during the period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h) Neither the Company nor any of its Subsidiaries has ever participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) No payment made or to be made to any current or former employee or director of the Company or any of its Subsidiaries by reason of the transactions contemplated hereby will constitute an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will result in payments under any Company Plan which would not reasonably be expected to be deductible under Section 162(m) of the Code.

(j) As used in this Agreement, (i) “Taxes” shall include (A) all forms of taxation, whenever created or imposed, and whether domestic or foreign, and whether imposed by a national, federal, state, provincial, local or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts, (B) liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an Affiliated, consolidated, combined or unitary group and (C) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amount described in clause (A) or (B) and (ii) “Tax Returns” shall mean all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes and any amended Tax Return.

(k) This Section 3.14 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in the representations set forth in this Section 3.14.

SECTION 3.15 Contracts.

(a) Section 3.15 of the Company Disclosure Letter lists, as of the date hereof, each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound and under which any party thereto has continuing rights or obligations (in each case, other than any Company Plan):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) any Contract that limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to compete in any line of business or with any Person or in any geographic area, or that restricts the right of the Company and its Subsidiaries (or, following the consummation of the Merger and the other transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Corporation) to sell to or purchase from any Person or to hire any Person;

(iii) any Contract with respect to the formation, creation, operation, management or control of a joint venture (whether formed as a partnership, limited liability company or other entity) or other similar arrangement;

(iv) any Contract relating to Indebtedness and having an outstanding principal amount in excess of $2,000,000;

(v) any Contract providing for the supply of inventory or other goods to the Company or any of its Subsidiaries, or that provides for the distribution of any such inventory or goods, and that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vi) any Contract that is a license agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries is a party and licenses in Intellectual Property or licenses out Intellectual Property, other than license agreements for software that is generally commercially available; or

(vii) any Contract with any Governmental Entity.

Each contract of the type described above is referred to herein as a “Material Contract.”

(b) (i) Each Material Contract is valid and binding on the Company and its Subsidiaries party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in all material respects in accordance with its terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); (ii) the Company and each of its Subsidiaries and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under each Material Contract; and (iii) there is no default under any Material Contract by the Company or any of its Subsidiaries or any other party thereto, and no event or condition has occurred that constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition, except, in the case of clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

SECTION 3.16 Insurance. All casualty, directors and officers liability, general liability, product liability and all other types of insurance maintained with respect to the Company and its Subsidiaries provide adequate coverage for the normal risks incident to the businesses of the Company and its Subsidiaries and their respective properties and assets, and are in all material respects customary for the industries in which the Company and its Subsidiaries operate.

SECTION 3.17 Properties.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its tangible assets, free and clear of all Liens, other than (i) Liens for current taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, and (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted (“Permitted Liens”).

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a true and complete list of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and all property leased for the benefit of the Company or any of its Subsidiaries (the “Leased Real Property”), identifying each such property that is used by the Company as a distribution center. Except as has not had and would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has (i) good and marketable title in fee simple to all Owned Real Property and (ii) good and marketable leasehold title to all Leased Real Property, in each case, free and clear of all Liens except Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no parcel of Owned Real Property or Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by the Company, any of its Subsidiaries or any other party thereto, nor has any event occurred which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or any other party thereto, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no contractual or legal restrictions that preclude or restrict the ability to use any Owned Real Property or Leased Real Property by the Company or any of its Subsidiaries for the current or contemplated use of such real property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all plants, warehouses, distribution centers, structures and other buildings on the Owned Real Property or Leased Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of the Company and its Subsidiaries as currently conducted.

(d) This Section 3.17 does not relate to intellectual property, which is the subject of Section 3.18.

SECTION 3.18 Intellectual Property. Section 3.18 of the Company Disclosure Letter sets forth a true and complete list of all material registered trademarks and service marks and other material intellectual property that is the subject of any registration or filing with any Governmental Entity, and all pending applications with respect to any of the foregoing, that are owned by the Company or any of its Subsidiaries and used by the Company or any of its Subsidiaries in the conduct of their businesses as currently conducted (“Company Registered IP”). Each item of Company Registered IP is owned exclusively by the Company or one of its Subsidiaries, free and clear of all Liens except for Permitted Liens, subsisting, unexpired and, to the knowledge of the Company, valid and enforceable, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect. Subject to the knowledge-qualified, non-infringement representation in clause (b) below with respect to third-party patents, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all trademarks, service marks, trade names, domain names, copyrights, patents, trade secrets and other intellectual property of any kind (whether registered or unregistered) used in their businesses as currently conducted and that are material to the businesses of the Company and its Subsidiaries taken as a whole as currently conducted (collectively, the “Company Intellectual Property”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (a) there are no pending or, to the knowledge of the Company, threatened claims by any Person alleging infringement, misappropriation or dilution by the Company or any of its Subsidiaries of the intellectual property rights of any Person or challenging the validity, enforceability or ownership of any Company Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries or the right to use to any other Company Intellectual Property; (b) the conduct of the businesses of the Company and its Subsidiaries has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights (other than patents) and, to the knowledge of the Company, any patents of any Person; (c) there are no pending claims made by Company or any of its Subsidiaries alleging infringement, misappropriation or other violation by others of the Company Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries; (d) to the knowledge of the Company, no Person is infringing, misappropriating or diluting any Company Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries; (e) the consummation of the Merger and the other transactions contemplated by this Agreement will not result in the loss of, or give rise to any right of any Person to terminate or modify any of the Company’s or any Subsidiaries’ rights or obligations under, any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Company Intellectual Property; and (f) no Company Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment or decree restricting or limiting the use, exploitation or licensing thereof by the Company or any of its Subsidiaries. This Section 3.18 does not relate to any tangible personal property or real property, which is the subject of Section 3.17.

SECTION 3.19 Company Charter; State Takeover Statutes. The resolutions of the Company Board referred to in Section 3.4 are sufficient to render Section 2 of the Company Charter and Sections 607.0901 and 607.0902 of the FBCA inapplicable to Parent and Merger Sub and to this Agreement, the Merger and the other transactions contemplated hereby. No other provision of the Company Charter or Company Bylaws, nor any “moratorium,” “fair price,” “business combination,” “affiliated transactions,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, including any provisions of the Company Charter or Company Bylaws, “Takeover Laws”) is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

SECTION 3.20 No Rights Plan. There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

SECTION 3.21 Related Party Transactions. No present or former director or officer of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, other than in such Person’s capacity as a director or officer of the Company. No Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, any material interest in, or serves as an officer or director or in another similar capacity of, any Person with which Company or any of its Subsidiaries has any contractual or other business relationship that is material to the Company and its Subsidiaries.

SECTION 3.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company and Goldman, Sachs & Co. pursuant to which Goldman, Sachs & Co. could be entitled to any payment from the Company or any of its Subsidiaries relating to the transactions contemplated hereby.

SECTION 3.23 Opinion of Financial Advisor. The Special Committee has received the opinion of Goldman, Sachs & Co., dated the date of this Agreement, to the effect that, as of the date hereof and subject to the limitations, qualifications and assumptions set forth in such opinion, the Merger Consideration to be paid to the holders of Shares pursuant to this Agreement is fair from a financial point of view to such holders. A signed true and complete copy of such opinion has been or will promptly be provided to Parent for information purposes only.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

SECTION 4.1 Organization, Standing and Power. Each of Parent and Merger Sub (a) is a limited liability company or corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of clause (b) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate or similar power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate or similar action on the part of Parent and Merger Sub and no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger or the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the approval of this Agreement by the Parent as the sole shareholder of Merger Sub. Parent, as the sole shareholder of Merger Sub, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, approve the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

SECTION 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the limited liability company agreement, articles of incorporation or bylaws of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.3(b), any Law applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the actions required by the HSR Act, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act and the Exchange Act, (iii) the filing of the Articles of Merger with the Department of State of Florida as required by the FBCA, (iv) any filings and approvals required under the rules and regulations of the Nasdaq, and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4 Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first mailed to the Company’s shareholders, at the time of any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 4.5 Brokers. No broker, investment banker, financial advisor or other Person, other than William Blair & Company, Citigroup, Inc. and The Food Partners, LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

SECTION 4.6 Merger Sub; Ownership of Common Stock.

(a) Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.

(b) None of Parent, Merger Sub, Sponsor or any of their Affiliates (including direct and indirect parent companies and their Affiliates) (i) owns, directly or indirectly, beneficially or of record, any shares of Common Stock (other than shares, if any, that are owned by Affiliates who are natural persons through mutual funds and other analogous investment vehicles over which they do not possess control) or (ii) holds any rights to acquire or vote any shares of Common Stock, except pursuant to this Agreement.

SECTION 4.7 Financing.

(a) Parent has delivered to the Company true and complete copies of (a) a fully executed commitment letter (the “Debt Financing Commitments”), pursuant to which the lender parties thereto (each a “Lender”) have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing”) and (b) a fully executed equity commitment letter (the “Equity Financing Commitment” and, together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which Lone Star Fund VII (U.S.), L.P. (the “Sponsor”) has committed, subject to the terms and conditions thereof, to provide equity financing in an aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b) As of the date of this Agreement, none of the Financing Commitments has been amended or modified, no such amendment or modification is contemplated, and the respective commitments contained in the Financing Commitments have not been withdrawn, rescinded or otherwise modified. As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of each of BI-LO Holding, Parent and Merger Sub (in the case of the Debt Financing Commitment) or Parent or Merger Sub (in the case of the Equity Financing Commitment) and, to the knowledge of Parent, the other parties thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, none of BI-LO Holding, Parent or Merger Sub has knowledge of any fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, would reasonably be expected to (i) result in any of the conditions in the Financing Commitments not being satisfied or (ii) otherwise result in the Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date hereof, neither the Sponsor nor any Lender has notified BI-LO Holding, Parent or Merger Sub of its intention to terminate either of the Financing Commitments or not to provide the Financing.

(c) Except for the Financing Commitments and fee letter (a complete copy of which has been provided to the Company, with only fee amounts and certain economic terms of the market flex provisions redacted (the “Fee Letter”)), as of the date hereof there are no side letters or other agreements to which BI-LO Holding, Parent or Merger Sub is a party related to the Financing. There are no conditions precedent related to the funding of the full amount of the Financing other than as set forth in the Financing Commitments and the Fee Letter (the “Disclosed Conditions”). Parent has advised the Company of the maximum total amount of fees (including original issue discount) and expenses payable by Parent and Merger Sub under the Debt Financing. No Lender has any right to impose, and none of the Sponsor, any Lender, BI-LO Holding, Parent or Merger Sub has any obligation to accept, any condition precedent to such funding other than the Disclosed Conditions nor, except as set forth in the Financing Commitments and the Fee Letter, any reduction to the aggregate amount available under the Financing Commitments on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date). As of the date of this Agreement, assuming compliance by the Company with the provisions of Section 5.11 hereof, none of BI-LO Holding, Parent or Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available to BI-LO Holding, Parent or Merger Sub on the Closing Date.

(d) Assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, the aggregate proceeds contemplated by the Financing Commitments, if funded in accordance with the Financing Commitments, together with other cash of BI-LO Holding, Parent, Merger Sub, the Company and the Company’s Subsidiaries on the Closing Date, will be sufficient for Parent and Merger Sub to consummate the Merger upon the terms contemplated by this Agreement, to refinance the Second Amended and Restated Credit Agreement, dated March 18, 2011, by and among the Company, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent, to refinance the existing ABL Credit Agreement, dated February 3, 2011, by and among BI-LO Holding, the lenders, other parties party thereto and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent (collectively, the “Refinancing”), and to pay all related fees and expenses.

(e) BI-LO Holding, Parent or Merger Sub has paid in full any and all commitment or other fees required by the Financing Commitments that are due on or before the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. It is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing.

(f) None of BI-LO Holding, Parent, Merger Sub, the Sponsor or their respective Affiliates have (i) retained any financial advisor on a basis exclusive to Parent, Merger Sub or the Sponsor (or any or all of them on a joint basis) or (ii) entered into an exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing that would prevent such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries, in the case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated by this Agreement.

SECTION 4.8 Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the Limited Guarantee, dated as of the date hereof. As of the date hereof, the Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

SECTION 4.9 Solvency. Assuming (a) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger and (b) accuracy of the representations and warranties of the Company set forth in Article III as of the Effective Time, immediately after giving effect to the transactions contemplated by this Agreement (including the Merger, the Financing, the payment of the aggregate Merger Consideration, any repayment of existing indebtedness contemplated by this Agreement or the Financing Commitments, and the payment of all related fees and expenses), the Surviving Corporation will be Solvent. With respect to the Surviving Corporation, “Solvent” means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of all “debts” of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent liabilities, as such quoted term is generally determined in accordance with applicable federal Law governing determinations of the insolvency of debtors; (ii) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged following the Closing Date; and (iii) the Surviving Corporation will be able to pay its debts, including contingent liabilities, as they mature.

SECTION 4.10 Absence of Arrangements with Management. Other than this Agreement, there are no contracts, undertakings, commitments, agreements, obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time, and, as of the date hereof, no material discussions have taken place between such Persons regarding any such contracts, undertakings, commitments, agreements, obligations or understandings.

SECTION 4.11 No Regulatory Impediment. Each of Parent and Merger Sub is not aware of any fact relating to its or any of its Affiliates’ (including its direct and indirect parent companies’ and their Affiliates’) respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that might reasonably be expected to impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, order, declaration or approval of, or ability to contract with, any Governmental Entity or third party necessary for the consummation of the transactions contemplated by this Agreement.

SECTION 4.12 No Other Representations or Warranties. Parent and Merger Sub acknowledge and agree that except for the representations and warranties contained in Article III, any certificate delivered pursuant to Article VI or any letter of transmittal related to the Shares, none of the Company, any of its Subsidiaries, or any stockholder or Representative of the Company or any of its Subsidiaries makes or has made any representation or warranty, either express or implied, concerning the Company or its Subsidiaries or any of their respective assets or properties or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law, except with respect to the representations and warranties contained in Article III, any certificate delivered pursuant to Article VI or any letter of transmittal related to the Shares, none of the Company or its Affiliates, Subsidiaries, stockholders or Representatives shall have any liability to Parent or Merger Sub or their respective Affiliates, Subsidiaries, stockholders or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company or its Affiliates, Subsidiaries, stockholders or Representatives to Parent or Merger Sub or their respective Affiliates, Subsidiaries, stockholders or Representatives in connection with the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub acknowledges and agrees that, as of the date hereof and to its knowledge, it has been furnished with, or given adequate access to, all information and materials relating to the Company and its Subsidiaries that it has requested and Representatives of the Company have answered all inquiries that Parent or Merger Sub has made of them concerning the Company and its Subsidiaries.

ARTICLE V

COVENANTS

SECTION 5.1 Conduct of Business of the Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent or as otherwise specifically contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business and its present relationships with customers, suppliers, landlords and other persons with which it has material business relations, and to keep available the services of its current officers. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants or rights to acquire any such shares or other equity interests (except as permitted by Section 5.1(b)), or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests (except as permitted by Section 5.1(b));

(b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Shares, including pursuant to Contracts as in effect on the date hereof (other than (i) grants of rights or options to acquire Shares legally required to be granted pursuant to the ESPP as in effect on the date of this Agreement, to the extent set forth in Section 5.1(b) of the Disclosure Letter, (ii) the issuance of Shares upon the exercise of Company Stock Options and the vesting of RSUs outstanding on the Measurement Date in accordance with their terms or (iii) the purchase, redemption or other acquisition of Shares or other equity interests of the Company from former employees, directors and consultants pursuant to any Contract or Company Equity Plan in accordance with its terms as of the date hereof providing for the repurchase of shares in connection with any termination of services to the Company or any of its Subsidiaries);

(c) amend or otherwise change its articles of incorporation or bylaws or similar organizational documents;

(d) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to, or in any other manner, any corporation, partnership, association or other business organization or division thereof, or (ii) any assets that are otherwise material to the Company and its Subsidiaries, taken as a whole, other than inventory acquired in the ordinary course of business consistent with past practice;

(e) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any properties, assets or rights or any interest therein that are material to the Company and its Subsidiaries, taken as a whole, except for sales of inventory or the disposition of used or excess equipment, in each case in the ordinary course of business consistent with past practice;

(f) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(g) (i) other than for borrowings under the Company’s revolving credit facility in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for, or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(h) incur or commit to incur, in any fiscal quarter of the Company, any capital expenditures other than (i) capital expenditures provided for in the capital expenditure budget for such quarter set forth in Section 5.1 of the Company Disclosure Letter (provided, that, if the budgeted amount set forth for any quarter is not spent in full in such quarter (including a fiscal quarter preceding the date of this Agreement), the unused amount shall roll-forward to the following quarter and subsequent quarters until used) and (ii) additional capital expenditures of less than $1,000,000 in the aggregate;

(i) (i) pay, discharge, settle or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted, unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction of any such claims, liabilities or obligations in the ordinary course of business consistent with past practice or as required by their terms (this paragraph (i)(i) does not relate to Actions, which are the subject of paragraph (k) below) or (ii) cancel any material Indebtedness owed to the Company or any of its Subsidiaries by a third Person;

(j) (i) modify, amend, terminate, cancel or extend any Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Material Contract;

(k) compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), other than compromises, settlements or agreements (i) of Actions that do not relate to this Agreement or the transactions contemplated hereby, (ii) that are made in the ordinary course of business consistent with past practice, and (iii) that involve only the payment of money damages of less than $1,000,000 (for any Action individually, and in the aggregate for all related Actions), without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company;

(l) change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law or by Section 5.14, or revalue any of its material assets, except insofar as required by GAAP;

(m) except as required by Section 5.14, settle or compromise any material liability for Taxes, amend any material Tax Return except as required by applicable Law, make any material Tax election on or after the date of this Agreement or change any method of accounting for Tax purposes;

(n) change its fiscal year;

(o) (i) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or grant any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit (except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof, or for pay or fee increases made in the ordinary course of business consistent with past practice (other than with respect to officers of the Company or any individual receiving base pay in excess of $100,000 per year)), (ii) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof, (iii) grant or amend in any material respect any equity or equity-based award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof or as may be required to comply with this Agreement, (iv) adopt or enter into any collective bargaining agreement or other labor union contract, (v) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan, any agreement issued thereunder, or any other Contract, except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof, or as may be required to implement the actions contemplated by this Agreement, including Section 2.2, or (vi) adopt any new employee benefit or compensation plan or arrangement or any agreement thereunder, or amend or modify in any material respect any existing Company Plan or any agreement thereunder, in each case for the benefit of any current or former director, officer, employee or independent contractor, other than as required by applicable Law; provided, that nothing in clause (i), (ii) or (vi) shall restrict the Company from taking such actions in the ordinary course of business consistent with past practice in connection with new hires of employees who are not directors or officers and who receive base pay of less than $100,000 per year;

(p) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement, in each case that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(q) enter into any new line of business outside of its existing business; or

(r) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

SECTION 5.2 Conduct of Business of Parent and Merger Sub. During the period from the date of this Agreement to the Effective Time, except as specifically contemplated by this Agreement, Parent and Merger Sub shall not, and shall cause their Affiliates not to, without the Company’s prior written consent, take any action (including any acquisition of any Person in a similar line of business as the Company) or omit to take any action if such action or omission would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied on or before the Outside Date.

SECTION 5.3 No Solicitation; Recommendation of the Merger.

(a) The Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant, other advisor, agent or other representative (collectively, “Representatives”) of the Company or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal, or (iii) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished with respect any Acquisition Proposal or potential Acquisition Proposal, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Shareholder Approval, (1) the Company receives a written Acquisition Proposal that the Company Board believes in good faith to be bona fide (it being agreed that, so long as the Company, its Subsidiaries and its and their Representatives have otherwise complied with this Section 5.3 in all material respects, the Company Board may correspond in writing (with a copy to Parent) with any Person making such a written Acquisition Proposal solely to request the clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal), (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.3, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (I) or (II) below would be reasonably likely to constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Florida Law, then the Company may (I) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to the Company than, those set forth in the Confidentiality Agreement (including the standstill provisions thereof); provided, that any non-public information provided to such Person shall have been previously provided to Parent or shall be provided to Parent prior to or substantially concurrently with the time it is provided to such Person; and (II) participate in discussions and negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal.

(b) Neither the Company Board nor any committee thereof shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the adoption, approval, recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the approval of any Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this paragraph (i), an “Adverse Recommendation Change”), or

(ii) (A) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, an “Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal, or (B) resolve, agree or propose to take any such actions.

Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of the Company under applicable Florida Law, taking into account all adjustments to the terms of this Agreement that are offered in writing by Parent pursuant to this Section 5.3, (i) make an Adverse Recommendation Change in response to either a Superior Proposal or an Intervening Event, or (ii) solely in response to a Superior Proposal received after the date hereof that did not result from a breach of this Section 5.3, cause the Company to terminate this Agreement in accordance with Section 7.1(d)(ii) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement in response to a Superior Proposal unless:

(i) the Company notifies Parent in writing at least five calendar days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by the Company and a new three calendar day period); and

(ii) if Parent makes a proposal during such five (or three, as applicable) calendar day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement, as applicable, would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of the Company under applicable Florida Law;

provided, further, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event unless:

(i) the Company provides Parent with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(ii) the Company keeps Parent reasonably informed of developments with respect to such Intervening Event;

(iii) the Company notifies Parent in writing at least five calendar days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifying the reasons therefor; and

(iv) if Parent makes a proposal during such five calendar day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of the Company under applicable Florida Law.

During the five (or three, as applicable) calendar day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

(c) In addition to the obligations of the Company set forth in Section 5.3(a) and (b), the Company shall promptly (and in any event within 24 hours of receipt) advise Parent in writing in the event the Company or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is or is expected to be reasonably likely to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep Parent informed in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any material amendment or modification) of any such Acquisition Proposal, request, inquiry, proposal or offer, including by furnishing copies of any material written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal.

(d) The Company agrees that any violation of the restrictions set forth in this Section 5.3 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(e) Nothing contained in Section 5.3(a) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e–2(a), Rule 14d–9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d–9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c)(iii)) unless the Company Board expressly reaffirms its recommendation to the Company’s shareholders in favor of the approval of this Agreement and the Merger in such disclosure.

(f) For purposes of this Agreement:

(i) “Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Company and its Subsidiaries that generate 15% or more of the net revenues or net income or that represent 15% or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 15% or more of any class of capital stock, other equity securities or voting power of the Company, any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Merger and other transactions contemplated by this Agreement.

(ii) “Superior Proposal” means any bona fide binding written Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including the financing terms thereof and the expected timing of the consummation thereof, is (A) more favorable to the shareholders of the Company from a financial point of view than the Merger and other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (B) reasonably likely of being completed on the terms proposed; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15%” shall be deemed to be references to “50%.”

(iii) “Intervening Event” means a material event or circumstance that was not known to the Company Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Company Board prior to the receipt of the Company Shareholder Approval, provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

SECTION 5.4 Preparation of Proxy Statement; Shareholders’ Meeting.

(a) Provided there shall not have been an Adverse Recommendation Change specifically permitted by Section 5.3, as promptly as practicable after the date of this Agreement (and in any event within 20 Business Days after the date hereof), the Company shall file the Proxy Statement with the SEC in preliminary form as required by the Exchange Act, and shall use all reasonable efforts to have the Proxy Statement cleared by the SEC. The Company shall prepare the initial draft of the Proxy Statement. Each of Parent and Merger Sub shall furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall provide Parent and Merger Sub with any comments that may be received from the SEC or its staff with respect thereto, shall respond promptly to any such comments made by the SEC or its staff with respect to the Proxy Statement, and shall cause the Proxy Statement in definitive form to be mailed to the Company’s shareholders at the earliest practicable date. The Proxy Statement shall not, at the time it is first mailed to the Company’s shareholders, at the time of any amendments or supplements thereto and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement shall comply as to form in all material respects with the provisions of the Exchange Act. If at any time prior to obtaining the Company Shareholder Approval, any information relating to the Merger, the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the shareholders of the Company. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such document or response and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. The letter to shareholders, notice of meeting, proxy statement and form of proxy and any other soliciting material to be distributed to shareholders in connection with the Merger (including any amendments or supplements) and any schedules required to be filed with the SEC in connection therewith are collectively referred to as the “Proxy Statement.”

(b) As promptly as practicable after the date hereof (and, in any event, no later than the 10th Business Day hereafter), the Company shall, in consultation with Parent, mail “broker search cards” with respect to the Company Shareholders Meeting. Provided there shall not have been an Adverse Recommendation Change specifically permitted by Section 5.3, as promptly as practicable after the date hereof, the Company shall, in consultation with Parent, duly call and establish a record date for a special meeting of its shareholders (the “Company Shareholders Meeting”) to be held solely for the purpose of obtaining the Company Shareholder Approval. Provided there shall not have been an Adverse Recommendation Change specifically permitted by Section 5.3, as promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s shareholders, the Company shall give notice of, convene and hold the Company Shareholders Meeting. The Company may postpone or adjourn the Company Shareholders Meeting from its originally noticed date for a reasonable period (i) in order to solicit additional proxies so as to establish a quorum or (ii) to allow time for the filing and dissemination of any supplemental or amended disclosure documents which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary to be filed and disseminated under applicable Laws. Except in the case of an Adverse Recommendation Change specifically permitted by Section 5.3, the Company, through the Company Board, shall (A) recommend to its shareholders that they approve this Agreement, the Merger and the other transactions contemplated hereby and (B) include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first three sentences of this paragraph (b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal.

SECTION 5.5 Access to Information; Confidentiality. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws, and (b) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including Tax Returns filed and those in preparation and the workpapers of its auditors); provided, however, that (a) the Company shall not be required to provide such access if it reasonably determines that such access is reasonably likely to materially disrupt or impair the business or operations of the Company or any of its Subsidiaries and (b) the foregoing shall not require the Company to disclose any information to the extent it reasonably determines that such disclosure is reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege, (ii) cause competitive harm to the business of the Company and its Subsidiaries if the transactions contemplated by this Agreement are not consummated, or (iii) violate any applicable Law or any confidentiality obligation of such party; provided, however, that in the case that such disclosure is prohibited by applicable Law (including antitrust Law), Parent and the Company each agree to use reasonable best efforts to establish a process that (through use of steps such as targeted redactions, provision of information to counsel to review and summarize for Parent or use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and the Company) will provide Parent with timely access to the fullest extent possible to the substance of the information described in this Section 5.5 in a manner that allows the Company to comply with applicable Law. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement among Hudson Americas LLC, BI-LO, LLC and the Company dated as of February 28, 2011 (the “Confidentiality Agreement”). No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Parent pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

SECTION 5.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, and to cause its Affiliates (including Parent’s direct and indirect parent companies and their Affiliates) to cooperate and use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following:

(i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Material Contract;

(ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including making as soon as practicable after the date of this Agreement, filings under the HSR Act;

(iii) provide as promptly as possible any additional information and documentary materials that may be reasonably requested pursuant to the HSR Act;

(iv) vigorously resist and contest any Action, including administrative or judicial Action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Merger and the other transactions contemplated hereby, including by vigorously pursuing all avenues of administrative and judicial appeal; and

(v) execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated hereby and to fully carry out the purposes of this Agreement;

provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

(b) If any objections are asserted with respect to the transactions contemplated by this Agreement under the HSR Act or if any suit is instituted by any Governmental Entity or any private party challenging the transactions as violative of the HSR Act, each party shall use its reasonable best efforts to (and shall cause its Affiliates, including Parent’s direct and indirect parent companies and their Affiliates, to use their respective reasonable best efforts to) resolve any such objection or challenge as such Governmental Entity or private party may have to the transaction so as to permit consummation of the transactions contemplated by this Agreement.

(c) Each of the parties hereto shall (and shall cause its Affiliates, including Parent’s direct and indirect parent companies and their Affiliates to) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry including any proceeding initiated by a private party and they each shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(d) Subject to applicable Law relating to the exchange of information, Parent and the Company shall each inform the other party of any communication received by such party from, or given by such party to, any Governmental Entity and each shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(e) Notwithstanding anything to the contrary in this Section 5.6, the obligations of Parent and Merger Sub under this Section 5.6 include the obligation of Parent to, and to cause its Affiliates (including Parent’s direct and indirect parent companies) to: (i) sell or divest or agree to sell or divest any assets or businesses of Parent and its Subsidiaries, BI-LO Holding and its Subsidiaries and such Affiliates; (ii) agree to sell or divest any assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the Closing; (iii) permit the Company to sell or divest any assets or businesses of the Company or any of its Subsidiaries prior to the Closing; and (iv) license, hold separate or enter into similar arrangements with respect to the assets of Parent and its Subsidiaries, BI-LO Holding and its Subsidiaries, the Company and its Subsidiaries and such Affiliates, in each case in exchange for obtaining the expiration of the waiting period under the HSR Act without further actions being taken or any consent from any Governmental Entity necessary to consummate the Merger and the other transactions contemplated hereby; provided, however, that Parent and its Affiliates shall not be required to take or consent to the taking of any such action that, individually or in the aggregate, would reasonably be likely to cause the Debt Financing to be unavailable at the Closing.

SECTION 5.7 Takeover Laws. Assuming the accuracy in all material respects of Parent’s and Merger Sub’s representations and warranties in Section 4.6(b), the Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 5.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby, (c) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby or (d) any change, condition or event that results or would reasonably be expected to result in any failure of any condition set forth in Article VI to be satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

SECTION 5.9 Employees; Benefit Plans.

(a) For a period of one year following the Closing Date (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, provide to each individual who, immediately prior to the Effective Time is an employee of the Company or any of its Subsidiaries (each, an “Employee”) (i) the same base salary or hourly wage rate provided to such Employee immediately prior to the Effective Time, (ii) the same short-term (annual or more frequent) bonus or commission opportunity provided to such Employee immediately prior to the Effective Time, and (iii) other compensation and benefits (excluding equity and equity-based awards, which will remain discretionary) that are no less favorable for all Employees in the aggregate as those provided to such Employees in the aggregate under the Company’s and its Subsidiaries’ compensation and benefit plans, programs, policies, agreements and arrangements in effect immediately prior to the Effective Time. Notwithstanding anything to the contrary set forth herein, after the Effective Time, nothing herein shall preclude the Surviving Corporation or any of its Subsidiaries from terminating the employment of any Employee for any lawful reason.

(b) Parent shall, or shall cause the Surviving Corporation and each of their respective Subsidiaries and Affiliates to, honor all Company Plans (including all severance, change of control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Plans to the extent not in violation of any requirements hereunder; provided, however, that nothing herein shall prevent the amendment or termination of any specific plan, program, policy, agreement or arrangement, or interfere with Parent’s, the Surviving Corporation’s or any of their respective Subsidiaries’ or Affiliates’ rights or obligations to make such changes as are necessary to comply with applicable Law. During the Continuation Period, Parent shall provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the Company’s severance policy in effect immediately prior to the Effective Time (the “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Employee under the Company Severance Plan.

(c) For all purposes under all employee benefit plans (excluding (x) for benefit accrual under any pension plans or (y) equity compensation plans) of Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates providing benefits to any Employee after the Effective Time (the “New Plans”), each Employee shall receive full credit for such Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company Plan and, with respect to any New Plan for which there is no similar or comparable Company Plan, to the same extent as such service would be recognized if it had been performed as an employee of Parent, the Surviving Corporation or their respective Subsidiaries or Affiliates (in each case except to the extent such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing: (i) at the Effective Time, each Employee immediately shall be eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time; and (iii) Parent shall cause all eligible expenses incurred by each Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) With respect to any accrued but unused vacation time to which any Employee is entitled pursuant to the vacation policy applicable to such Employee immediately prior to the Effective Time (the “Vacation Policy”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to, (i) allow such Employee to use such accrued vacation (subject to any maximums which may prohibit the Employee from accruing any new vacation time until such prior time is used), and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Company Severance Plan, pay the Employee, in cash, an amount equal to the value of the accrued vacation time.

(e) Nothing in this Section 5.9, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.9. No provision of this Section 5.9 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Subsidiaries or Affiliates.

SECTION 5.10 Indemnification, Exculpation and Insurance.

(a) Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation existing in favor of the current or former directors, officers and employees of the Company and its Subsidiaries and the fiduciaries of any Company Plans (the “Indemnified Persons”) as provided in (i) the Company Charter or Company Bylaws, (ii) the certificates of incorporation or bylaws or other organizational documents of such Subsidiaries, (iii) such Company Plans, or (iv) any agreements between an Indemnified Person and the Company or one of its Subsidiaries and which is included in the Company SEC Documents or listed in Section 5.10 of the Company Disclosure Letter, in each case as in effect on the date of this Agreement, with respect to acts or omissions occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six years after the Effective Time or, if longer, for such period as is set forth in any such agreement with an Indemnified Person, in each case with respect to any claims against such Indemnified Persons arising out of such acts or omissions, except as otherwise required by applicable Law.

(b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof, or (ii) request that the Company obtain prior to the Effective Time such extended reporting period coverage under its existing insurance programs; and provided, further, that in no event shall Parent or the Company be required to pay annual premiums for insurance under this Section 5.10 in excess of 250% of the amount of the annual premiums paid by the Company for fiscal year 2011 for such purpose (which fiscal year 2011 premiums are hereby represented and warranted by the Company to be as set forth in Section 5.10 of the Company Disclosure Letter), it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 250% amount. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.10(b), before the Effective Time, the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.10(b) so long as the Company does not pay more than the amount set forth on Section 5.10 of the Company Disclosure Letter, and, if the Company elects to purchase such a policy before the Effective Time, then Parent’s obligations under this Section 5.10(b) shall be satisfied so long as Parent causes such policy to be maintained in effect for a period of six years following the Effective Time.

(c) For a period of six years after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless each Indemnified Person against all claims, losses, liabilities, damages, judgments and fines (and reasonable fees, costs and expenses, including attorneys’ fees and disbursements) incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director or employee of the Company or any of its Subsidiaries with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law; provided, that the foregoing indemnification shall be unavailable if the Indemnified Person is determined in a final non-appealable judgment of a court of competent jurisdiction to have failed to act in good faith and in a manner such Indemnified Person reasonably believed to be in the best interests of the Company or, in the case of a criminal action or proceeding, to have had reasonable cause to believe that such Indemnified Person’s conduct was unlawful. In the event of any such Action, each Indemnified Person shall be entitled to advancement of expenses incurred in the defense of such Action; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification hereunder. In the event of any such Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such Action and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Action pending or threatened in writing to which an Indemnified Person is a party (and in respect of which indemnification could be sought by such Indemnified Person hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Action.

(d) In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 shall survive consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives.

SECTION 5.11 Financing.

(a) Each of Parent and Merger Sub shall use reasonable best efforts to cause BI-LO Holding, LLC (“BI-LO Holding”) to obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitments and the Fee Letter, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein, (ii) satisfy on a timely basis all conditions applicable to BI-LO Holding, Parent and Merger Sub in the Debt Financing Commitments and the Fee Letter that are within its or their respective Affiliates’ control (including their respective direct and indirect parent companies and their Affiliates), (iii) comply with its obligations under the Financing Commitments, and (iv) consummate the Financing at or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement, nor the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing). Notwithstanding anything to the contrary in the immediately preceding sentence, Parent and Merger Sub shall, and shall cause each of BI-LO Holding and the Sponsor and their respective Affiliates to, take all actions reasonably necessary to maintain in effect the Financing Commitments.

(b) Parent shall keep the Company informed on a regular basis and in reasonable detail of the status of its and BI-LO Holding’s efforts to arrange the Debt Financing (including promptly providing the Company with copies of all definitive agreements related to the Debt Financing). Parent shall give the Company prompt notice (i) of any material breach or default by any party to any of the Financing Commitments or definitive agreements related to the Financing of which Parent becomes aware, (ii) of the receipt of any written notice or other written communication, in each case from any Financing Source with respect to (A) any material actual or potential breach or default, or any termination or repudiation by any party to any of the Financing Commitments or definitive agreements related to the Financing of any provisions of the Financing Commitments or definitive agreements related to the Financing or (B) any material dispute or disagreement between or among any parties to any of the Financing Commitments or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (iii) if at any time for any reason Parent believes in good faith that it or BI-LO Holding will not be able to obtain all or any material portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments and the Fee Letter or definitive agreements related to the Financing. As soon as practicable after the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.

(c) Parent and BI-LO Holding shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under the Debt Financing Commitments, or substitute other debt or equity financing for all or any portion of the Financing from the same or alternative Financing Sources; provided, that any such amendment, replacement, supplement, modification or waiver shall not (i) expand upon the conditions precedent to the Financing as set forth in the Financing Commitments and the Fee Letter in any way or (ii) be reasonably expected to prevent or cause any delay of the consummation of the Merger and the other transactions contemplated by this Agreement (taking into account any market flex provisions). For purposes of this Section 5.11, references to “Financing” shall include the financing contemplated by the Financing Commitments and the Fee Letter as permitted to be amended or modified by this paragraph (c) and references to “Financing Commitments” and “Debt Financing Commitments” shall include such documents as permitted to be amended or modified by this paragraph (c). In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Financing Commitments and the Fee Letter, Parent shall promptly so notify the Company and shall cause BI-LO Holding to use reasonable best efforts to promptly obtain alternative financing on terms not materially less beneficial to BI-LO Holding and Parent (as determined in the reasonable judgment of BI-LO Holding and Parent, taking into account the flex provisions set forth in the Fee Letter) and in an amount sufficient to consummate the Merger, the Refinancing and the other transactions contemplated by this Agreement, as promptly as practicable following the occurrence of such event.

(d) The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and its and their respective Representatives to use their reasonable best efforts to, at Parent’s sole cost and expense, promptly provide to Parent and Merger Sub all cooperation reasonably requested by Parent in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries), including:

(i) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel of the Company and other members of senior management and Representatives of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, in each case, with reasonable advance notice and at reasonable locations;

(ii) cooperating reasonably with the marketing efforts of Parent, BI-LO Holding and the Financing Sources for all or any portion of the Debt Financing;

(iii) assisting reasonably with the preparation of rating agency presentations, offering documents, bank information memoranda, lender presentations and similar documents necessary or customary for use in connection with the Financing, including execution and delivery of customary representation letters in connection with bank information memoranda;

(iv) as promptly as practical and to the extent not furnished to Parent prior to the date hereof, furnishing Parent and the Financing Sources (A) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company (or its predecessors, as applicable) for each of the three fiscal years most recently ended at least 75 days prior to the Closing Date, which shall be prepared in accordance with GAAP, and (B) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company (or its predecessors, as applicable) for each fiscal quarter ended at least 40 days prior to the Closing Date (other than the fourth fiscal quarter of any year), which shall be prepared in accordance with GAAP (such information, the “Required Information”);

(v) providing all relevant information with respect to collateral and providing access to Parent and its Financing Sources to allow them to conduct audit examinations and appraisals with respect to such collateral;

(vi) obtaining, no sooner than the Effective Time, surveys, title insurance and other like documentation customary for financing similar to the Debt Financing (except that the Company shall not be required to obtain or provide any legal opinions from any counsel to the Company);

(vii) executing and delivering, as of the Effective Time, definitive financing documentation, including pledge and security documents and certificates, documents and instruments relating to guarantees, collateral and other matters ancillary to the Financing (including a customary certificate of the Chief Financial Officer of the Company with respect to solvency matters), and otherwise reasonably facilitating the pledging of collateral and the providing of the guarantees; provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time;

(viii) cooperating reasonably in facilitating the termination of the Second Amended and Restated Credit Agreement, dated March 18, 2011, by and among the Company, the lenders party thereto, and Wells Fargo Bank, National Association, as administration agent, and obtaining all documentation reasonably requested by the Financing Sources evidencing the termination of such Indebtedness and the release of all related liens;

(ix) cooperating reasonably in facilitating the cancellation and replacement, or rollover into the Debt Financing, of all outstanding letters of credit and the termination of any related letter of credit agreements to which the Company or any of its Subsidiaries is a party and obtaining all documentation reasonably requested by the Financing Sources evidencing the termination of such Indebtedness and the release of all related liens; and

(x) taking at the Effective Time all corporate actions reasonably necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof, together with the cash at the Company and its Subsidiaries, to be made available to Parent on the Closing Date to consummate the Merger.

The Company will periodically update the Required Information included in any bank information or other similar offering memorandum to be used to obtain the Debt Financing in order to ensure that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.

(e) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company and its Subsidiaries.

(f) Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company or its Subsidiaries in connection with their cooperation as described in this Section 5.11. Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under or in connection with, the arrangement of the Financing or any alternative financing that Parent or Merger Sub may raise in connection with the transactions contemplated by this Agreement if the Closing does not occur. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries expressly for use in connection therewith). Notwithstanding anything to the contrary in this Section 5.11, the Company shall not be required to become subject to any obligations or liabilities with respect to any document or agreement prior to the Effective Time.

(g) The obligations of the Company set forth in this Section 5.11 are the sole obligations of the Company with respect to the Debt Financing and no other provision of this Agreement shall be deemed to expand or modify such obligations.

SECTION 5.12 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements (including employee communications) with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any rule or regulation of Nasdaq.

SECTION 5.13 Section 16 Matters. Prior to the Effective Time, the Company Board shall use its reasonable best efforts to take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b–3 promulgated under the Exchange Act.

SECTION 5.14 Tax Accounting Election Change. Prior to the earlier of (a) the Company’s filing of its federal income Tax Return for the taxable year ended June 29, 2011 and (b) March 15, 2012, the Company and all applicable direct and indirect Subsidiaries of the Company shall change the Company’s and each such Subsidiary’s method of valuing inventory for federal and state income Tax purposes from the last-in, first-out method to the first-in, first-out method for the Company’s taxable year ended June 29, 2011. The Company and each such Subsidiary shall properly prepare and timely file any required documentation, including Internal Revenue Service Form 3115 and any other applicable documents required for federal, state, local or foreign income Tax purposes (together, the “Accounting Change Documents”), in accordance with the automatic accounting method change consent provisions of Rev. Proc. 2011-14, 2011-4 IRB 330 and any other applicable state, local or foreign procedures. The Company shall provide Parent with a copy of all Accounting Change Documents at least 10 days prior to the filing thereof. Parent shall provide comments to the Company with respect to the Accounting Change Documents no later than five days after receipt thereof and the Company shall make such changes to the Accounting Change Documents as are reasonably requested by Parent prior to filing.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) HSR Act; Antitrust. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

SECTION 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 3.2(a)(i), 3.2(a)(iii) and 3.2(b)(i) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any failures to be true and correct that, individually or in the aggregate, are de minimis; (ii) the representation and warranty of the Company set forth in Section 3.8(b) shall be true and correct as of the date of this Agreement; (iii) each of the representations and warranties of the Company set forth in Sections 3.1, 3.2(a)(ii), 3.2(a)(iv), 3.2(b)(ii), 3.4, 3.19 and 3.20 that is qualified as to materiality or Material Adverse Effect shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iv) each of the remaining representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), for inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties, all knowledge, materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Officers’ Certificate. Parent shall have received a certificate dated the Closing Date and signed by an executive officer of the Company certifying as to the matters set forth in paragraphs (a), (b) and (c) above.

SECTION 6.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties, all materiality and “Parent Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all material obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in paragraphs (a) and (b).

SECTION 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

SECTION 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before the date that is the 180th day after the date hereof (the “Outside Date”); provided, that no party shall have the right to terminate this Agreement pursuant to this paragraph (i) if the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity of the United States shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Merger and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this paragraph (ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.6; or

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.3 or 5.4(b), as to which Section 7.1(c)(ii) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time, (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 and (B) cannot be or has not been cured on or prior to the earlier of (1) the day immediately before the Outside Date and (2) the 30th day after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph (i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii) (A) if the Company shall have breached or failed to perform in any material respect any of its obligations set forth in Section 5.3, or (B) if the Company shall have breached or failed to perform in any material respect any of its obligations set forth in Section 5.4(b), and, in the case of this clause (B), such breach or failure cannot be or has not been cured on or prior to the earlier of (1) the day immediately before the Outside Date and (2) the 10th day after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph (ii) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(iii) if (A) an Adverse Recommendation Change occurs, (B) the Company or the Company Board (or any committee thereof) shall approve or recommend, or cause or permit the Company to enter into, an Alternative Acquisition Agreement, (C) the Company fails publicly to reaffirm its recommendation of the Merger within 10 Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, published or sent or given to the Company’s shareholders upon a request to do so by Parent (which request may only be given once with respect to each of any such Acquisition Proposal or any such material modification), or (D) the Company or the Company Board (or any committee thereof) shall formally resolve or publicly authorize or propose to take any of the foregoing actions;

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time, (A) would result in the failure of any of the conditions set forth in Section 6.1 or 6.3 and (B) cannot be or has not been cured on or prior to the earlier of (1) the day immediately before the Outside Date and (2) the 30th day after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph (i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii) at any time prior to obtaining the Company Shareholder Approval, in order to accept a Superior Proposal in accordance with Section 5.3(b); provided, that the Company shall have (A) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (B) otherwise complied in all material respects with all provisions of Section 5.3(b), including the notice provisions thereof, and (C) paid all amounts due pursuant to Section 7.3; or

(iii) if the Merger shall not have been consummated on or before the date required by Section 1.2, all of the conditions set forth in Sections 6.1 and 6.2 would be satisfied at the time of such termination if the Closing were held at the time of such termination (other than conditions that, by their nature, are to be satisfied at the Closing), and the Company stood ready, willing and able to consummate the Merger on the date required by Section 1.2 and at the time of termination.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than Section 7.1(a)) shall give notice of such termination to the other party.

SECTION 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company; provided, that:

(a) except as set forth in paragraph (b) below, the Confidentiality Agreement, the Limited Guarantee (only to the extent reflected therein) and the provisions of Sections 3.22, 4.5, 5.11(f), 5.12, this Section 7.2, Sections 7.3, 7.4 and 7.5, and Article VIII shall survive the termination hereof;

(b) in the event of a termination pursuant to Section 7.1(c)(iii) in connection with an Intervening Event, Section 7 of the Confidentiality Agreement shall not survive the termination hereof and shall thereupon become of no further force or effect;

(c) the Company or Parent may have liability as provided in Section 7.3;

(d) subject to Section 7.3(f) and (g) (including the limitation on liability set forth therein) and paragraphs (e) and (g) below, no such termination shall relieve any party from any liability or damages resulting from a Willful and Material Breach of this Agreement or fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity. “Willful and Material Breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act (including, in the case of Parent and with respect to Sections 5.2, 5.6 and 5.11, any such act or failure to act by its direct or indirect parent companies and their Affiliates);

(e) notwithstanding anything to the contrary in this Agreement, in no event shall any party hereto be liable for (i) punitive damages or (ii) special, indirect or other similar damages that, in any such case, are not reasonably foreseeable;

(f) in the case of any damages sought by the Company from Parent or Merger Sub, including for any Willful and Material Breach, such damages can be based on the consideration that would have otherwise been payable to the shareholders and equity awardholders of the Company pursuant to this Agreement or based on loss of market value or price of the Shares and implied value of any equity awards; and

(g) in the case of any damages sought by Parent or Merger Sub from the Company, including for any Willful and Material Breach, such damages may not be based on foregone synergies that could have obtained between the business of the Company and its Subsidiaries and the business of any Affiliate of Parent or Merger Sub should the Merger have been consummated.

SECTION 7.3 Fees and Expenses; Limitation of Liability.

(a) Generally. Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Breakup Fee. In the event that:

(i) (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) is made directly to the Company’s shareholders or is otherwise publicly disclosed, or is otherwise communicated to senior management of the Company or the Company Board, before receipt of the Company Shareholder Approval, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or (b)(iii), and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal and the transaction contemplated by such Acquisition Proposal is subsequently consummated, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii);

then, in any such event, the Company shall pay to Parent a fee of $19,600,000 (nineteen million six-hundred thousand dollars) (the “Breakup Fee”). In no event shall the Company be required to pay the Breakup Fee on more than one occasion.

(c) Closing Failure Fee. In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.1(d)(i);

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii); or

(iii) this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(ii) as a result of Parent failing to take actions contemplated by Section 5.6(e) in reliance on the proviso at the end of Section 5.6(e) permitting Parent and its Affiliates not to take any such actions that, individually or in the aggregate, would reasonably be likely to cause the Debt Financing to be unavailable at the Closing;

then, in any such event, Parent shall pay to the Company a fee of $72,825,000 (seventy-two million eight hundred twenty-five thousand dollars) (the “Closing Failure Fee”), it being understood that in no event shall Parent be required to pay the Closing Failure Fee on more than one occasion.

(d) Payment Procedures. Payment of the Breakup Fee shall be made by wire transfer of same day funds to the accounts designated by Parent (i) on consummation of any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Breakup Fee payable pursuant to Section 7.3(b)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within five Business Days thereof), in the case of termination by Parent pursuant to Section 7.1(c)(iii), or (iii) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a termination by the Company pursuant to Section 7.1(d)(ii). Payment of the Closing Failure Fee shall be made by wire transfer of same day funds to the accounts designated by the Company as promptly as reasonably practicable after termination of this Agreement (and, in any event, within five Business Days thereof).

(e) Costs of Recovery. Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if any party fails to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the owed party commences a suit that results in a judgment against the owing party for the amounts set forth in this Section 7.3, the owing party shall pay to the owed party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(f) Limitation of Liability of Parent Parties; Effect of Payment of Closing Failure Fee. Notwithstanding anything to the contrary in this Agreement:

(i) No Parent Party, except Parent, Merger Sub and the Guarantor (but only to the extent set forth in the Limited Guarantee), shall have any liability to the Company, any of its Affiliates or any of its or their stockholders or equityholders for any obligation or liability of the parties to this Agreement or for any claim for any loss suffered as a result of any breach of this Agreement, the Limited Guarantee or the Financing Commitments (including any Willful and Material Breach), or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise.

(ii) Without limiting the right of the Company to seek specific performance in accordance with Section 8.10, the maximum aggregate monetary liability of Parent, Merger Sub and the Guarantor to the Company, its Affiliates and its and their stockholders and equityholders for any loss suffered as a result of any breach of this Agreement, the Limited Guarantee or the Financing Commitments (including any Willful and Material Breach), or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to $72,825,000 (seventy-two million eight hundred twenty-five thousand dollars), plus any payment obligations pursuant to Sections 5.11(f) and 7.3(e), in the aggregate (inclusive of the Closing Failure Fee), and in no event shall the Company seek to recover any money damages (including consequential, indirect or punitive damages) in excess of such amount.

(iii) Upon payment of the Closing Failure Fee, plus any payment obligations pursuant to Sections 5.11(f) and 7.3(e), neither Parent, Merger Sub nor the Guarantor (nor any other Parent Party) shall have any further liability or obligation to the Company, its Affiliates or its or their stockholders or equityholders relating to or arising out of this Agreement, the Limited Guarantee or the Financing Commitments, or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and in such event, the Company shall not seek to recover any money damages (including consequential, indirect or punitive damages, or damages on account of a Willful and Material Breach) or obtain any equitable relief from any Parent Party.

(g) Effect of Payment of Breakup Fee. Without limiting the right of Parent and Merger Sub to refuse payment of the Breakup Fee and, in lieu thereof, seek money damages or equitable relief from the Company, and notwithstanding anything to the contrary in this Agreement, upon payment of the Breakup Fee, plus any costs of recovery pursuant to Section 7.3(e), the Company shall not have any further liability or obligation relating to or arising out of this Agreement or the failure of the Merger or any other transaction contemplated hereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and in such event, Parent and Merger Sub shall not, and shall cause the Parent Parties not to, seek to recover any money damages (including consequential, indirect or punitive damages, or damages on account of a Willful and Material Breach) or obtain any equitable relief from the Company.

SECTION 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary contained herein, Sections 7.3(f), 8.6(b), 8.8(b), 8.8(c), 8.12 and this Section 7.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Sections 7.3(f), 8.6(b), 8.8(b), 8.8(c) or 8.12 or this Section 7.4) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

SECTION 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand (who shall together be deemed one “party” for the purposes of this Section 7.5), and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other party contained herein; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

SECTION 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile or email, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub or the Surviving Corporation, to:

Opal Holdings, LLC

Opal Merger Sub, Inc.

208 Bi-Lo Blvd

Greenville, SC 296067

Attention:	Legal Department
Facsimile:	(864) 987-8982

with a copy (which shall not constitute notice) to:

Hudson Advisors, LLC

2711 North Haskell Avenue, Suite 1800

Dallas, TX 75204

Attention:	Kyle Volluz
Facsimile:	(214) 515-6924
Email:	kvolluz@hudson-advisors.com

and

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue

Suite 1100

Dallas, TX 75201-6912

Attention:	Jeffrey Chapman
Eduardo Gallardo
Facsimile:	(214) 571 2920
(212) 351 5245
Email:	jchapman@gibsondunn.com
egallardo@gibsondunn.com

(ii) if to Company, to:

Winn-Dixie Stores, Inc.

5050 Edgewood Court

Jacksonville, FL 32254

Attention:	Timothy L. Williams
Facsimile:	(904) 783-5651
Email:	timwilliams@winn-dixie.com

with a copy (which shall not constitute notice) to:

King & Spalding

1180 Peachtree Street, NE

Atlanta, GA 30309-3521

Attention:	C. William Baxley
Michael J. Egan
Facsimile:	(404) 572-5100
Email:	bbaxley@kslaw.com
megan@kslaw.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:	Robert B. Schumer
Jeffrey D. Marell
Facsimile:	(212) 757-3990
Email:	rschumer@paulweiss.com
jmarell@paulweiss.com

SECTION 8.3 Certain Definitions. For purposes of this Agreement:

“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Financing Commitments and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Financing Commitments) relating thereto.

“Indebtedness” means, with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such Person, (d) all obligations of such Person under installment sale contracts, (e) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (f) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others.

“knowledge” means, with respect to the Company, the actual knowledge of any executive officer of the Company, and, with respect to Parent and Merger Sub, the actual knowledge of any executive officer of Parent or Merger Sub, and any fact or matter which any such officer would reasonably be expected to discover or otherwise become aware after due inquiry concerning the relevant matter.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (a) is materially adverse to the business, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) materially impairs, or prevents or materially delays, the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (a) only, the determination of a Material Adverse Effect shall exclude the following events, changes, circumstances, occurrences, effects and states of fact: (i) those generally affecting the industry of the Company, or the economy or the financial or securities markets of the United States, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general; (ii) any outbreak or escalation of hostilities or declared or undeclared acts of war or terrorism; (iii) changes or proposed changes in Law or GAAP; (iv) customary seasonal fluctuations in the business of the Company and its Subsidiaries; (v) any change, in and of itself, in the market price or trading volume of any securities or Indebtedness of the Company, or any change of or failure to meet, in and of itself, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period (it being understood that the underlying causes of such change or failure shall, if they are not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); (vi) any hurricane, tropical storm, flood, forest fire, earthquake or other similar natural disaster; (vii) the execution, announcement, performance and existence of this Agreement, including any actual or potential loss or impairment after the date hereof of any Contract as a result thereof; (viii) any action taken or not taken by the Company at the written request of Parent (provided, that the exercise of Parent or Merger Sub of its rights under this Agreement, including any decision to not provide the Company with a waiver of Section 5.1, shall not be considered such a written instruction of Parent); and (ix) any action taken by Parent, Merger Sub or any of their Affiliates (provided, that the exercise of Parent or Merger Sub of its rights under this Agreement, including any decision to not provide the Company with a waiver of the terms of this Agreement, shall not be excluded pursuant to this clause (ix)); provided, further, that, (A) with respect to clauses (i) through (vi), such matters shall be excluded solely to the extent that the impact of such matters is not disproportionately adverse to the Company and its Subsidiaries in comparison to similarly situated businesses (in which case the disproportionate impact shall be taken into account), and (B) clause (vii) shall not apply with respect to references to Material Adverse Effect in Section 3.5.

“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs or materially delays, or prevents, the ability of Parent or Merger Sub to consummate Merger or any of the other transactions contemplated by this Agreement.

“Parent Parties” means, collectively, Parent, Merger Sub, the Guarantor, BI-LO Holding, the Financing Sources and any of their respective current, former or future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, Affiliates, employees, representatives or agents.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

SECTION 8.4 Interpretation. When a reference is made in this Agreement to an Article, Section, paragraph or Exhibit, such reference shall be to an Article, Section, paragraph or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “assets” and “properties” shall be deemed to have the same meaning, and to refer to all assets and properties, whether real or personal, tangible or intangible. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

SECTION 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Confidentiality Agreement, the Financing Commitments and the Limited Guarantee constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

SECTION 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

(b) Notwithstanding Section 8.6(a):

(i) following the Effective Time, the provisions of Section 5.10 shall be enforceable as provided therein;

(ii) the provisions of Sections 7.3(f) shall be enforceable against the Company (but not Parent or Merger Sub) by each Financing Source and its successors and assigns; the provisions of this Section 8.6 and Sections 8.8 and 8.12 shall be enforceable against all parties to this Agreement by each Financing Source and its successors and assigns; and

(iii) following the Effective Time, the provisions of Article II shall be enforceable by each holder of Shares, Company Stock Options and RSUs as of the Effective Time solely to the extent necessary for any such Person to receive the consideration to which it is entitled pursuant to Article II.

(c) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York; except for such provisions where Florida law is mandatorily applicable, which provisions shall be governed by and construed in accordance with the laws of the State of Florida.

SECTION 8.8 Submission to Jurisdiction; Limitation on Suits Against Parent Parties and Financing Sources.

(a) Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined only in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Limitation on Suits Against Parent Parties. Without limiting Sections 7.3(f) or 8.8(c), this Agreement may only be enforced by the Company against, and claims or causes of action that are based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made by the Company against, Parent, Merger Sub and the Guarantor (but only to the extent set forth in the Limited Guarantee), and the Company shall not seek to enforce this Agreement against, or make any claims or causes of action that are based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement against, any other Parent Party.

(c) Limitation on Suits Against Financing Sources. Without limiting Sections 7.3(f) or 8.8(b), each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

SECTION 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent and Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement (a) to Parent or any of its Affiliates at any time, in which case all references herein to Parent or Merger Sub shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Parent or Merger Sub as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment or (b) after the Effective Time, to any Person. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.10 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, subject to Sections 8.10(b) and (c), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Notwithstanding anything herein to the contrary, the Company shall be entitled to specific performance to cause Parent and Merger Sub to draw down the Equity Financing or to consummate the Merger only if:

(i) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied;

(ii) Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to occur pursuant to Section 1.2;

(iii) the Debt Financing has been funded or is expected to be funded at the Closing if the Equity Financing is funded at the Closing (provided, that Parent and Merger Sub shall not be required to draw down the Equity Financing or to consummate the Merger if the Debt Financing is not in fact funded at the Closing); and

(iv) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

(c) Notwithstanding anything herein to the contrary, the Company shall be entitled to specific performance to cause Parent and Merger Sub to draw down the Debt Financing (or any replacement debt financing) only if the Closing (including consummation of the Merger) will occur substantially simultaneously with such draw down.

(d) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(e) In no event shall the exercise of the Company’s right to seek specific performance pursuant to this Section 8.10 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement pursuant to Section 7.1(d)(i) or 7.1(d)(iii) and be paid the Closing Failure Fee.

SECTION 8.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.12 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

SECTION 8.14 No Presumption against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WINN-DIXIE STORES, INC.

By:	/s/ Peter Lynch
	Name:	Peter Lynch
	Title:	President, CEO and Chairman of the Board

OPAL HOLDINGS, LLC

By:	/s/ Jennifer Lamprecht
	Name:	Jennifer Lamprecht
	Title:	Vice President

OPAL MERGER SUB, INC.

By:	/s/ Jennifer Lamprecht
	Name:	Jennifer Lamprecht
	Title:	Vice President

[SIGNATURE PAGE TO MERGER AGREEMENT]